UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13 G

                Under the Securities Exchange Act of 1934

                           Alnilam Corporation
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               020436 10 1
                             (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 020436 10 1

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mezzanine Capital Ltd

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     Not Applicable
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Place of Organization              Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power             99,500
     6.   Shared Voting Power           -0-
     7.   Sole Dispositive Power        99,500
     8.   Shared Dispositive Power      -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     99,500 shares

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.       10.0%

12.  Type of Reporting Person (See Instructions)            CO

Item 1.
     (a)  Name of Issuer: Alnilam Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          22601 Pacific Coast Highway, Suite 270, Malibu, CA 90265

Item 2.
     (a)  Name of Person Filing: Mezzanine Capital Ltd.

     (b)  Address of Principal Business Office or, if none, Residence:
          2 Church Street, Hamilton  HM  DX, Bermuda

     (c)  Place of Organization: Bermuda

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number: 020436 10 1

Item 3.   Not Applicable

Item 4.   Ownership
     (a)  Amount beneficially owned:                                      99,500 shares
     (b)  Percent of class:                                               10.0%
     (c)  Number of shares as to which the person has:
          (i)    Sole power to vote or to direct the vote                 99,500 shares
          (ii)   Shared power to vote or to direct the vote               -0-
          (iii)  Sole power to dispose or to direct the disposition of    99,500 shares
          (iv)   Shared power to dispose or to direct the disposition of  -0-

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2002                Mezzanine Capital Ltd.

                                       /s/ Eric Chess Bronk
                                       Signature

                                       Eric Chess Bronk
                                       Name